UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40368

SAIHEAT Limited
(Exact name of Registrant as specified in its charter)

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☐

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

SAIHEAT Limited (the “Company”) announced that all the shareholder proposals submitted for shareholders’ approval have been duly adopted at its extraordinary general meeting of shareholders held virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM on April 24, 2026 (the “EGM”).

The Company hereby submits this report on Form 6-K to furnish, among others, (i) the Fourth Amended and Restated Memorandum and Articles of Association of the Company (As Corrected) as set forth in Exhibit 3.1 hereto, (ii) the Fifth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 3.2 hereto; and (iii)the voting results of the EGM as set forth in Exhibit 99.1 hereto. For more details, please refer to exhibits to this report on Form 6-K.

EXHIBIT INDEX

Number	Description of Document
3.1	Fourth Amended and Restated Memorandum and Articles of Association (As Corrected)
3.2	Fifth Amended and Restated Memorandum and Articles of Association
99.1	Voting Results of Extraordinary General Meeting

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAIHEAT Limited

	By:	/s/ Jianwei Li
Date: April 27, 2026	Name:	Jianwei Li
	Title:	Chief Executive Officer

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